SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

        Ameritrans Capital Corporation

(Name of Issuer)

                                                                Common Stock, par value $0.0001 per share

(Title of Class of Securities)

        No. 03073H108

(CUSIP Number)

                                                                                      February 28, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 03073H108	Page 2 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Performance Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 235,263 (See Item 4)
	6	SHARED VOTING POWER NONE
	7	SOLE DISPOSITIVE POWER 235,263 (See Item 4)
	8	SHARED DISPOSITIVE POWER NONE
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,263 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0% (based on 3,346,798 shares outstanding at 02/28/06, including 47,053 shares which may be acquired upon exercise of warrants) (See Item 4)
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 03073H108	Page 3 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Performance Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 101,112 (See Item 4)
	6	SHARED VOTING POWER NONE
	7	SOLE DISPOSITIVE POWER 101,112 (See Item 4)
	8	SHARED DISPOSITIVE POWER NONE
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,112 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0% (based on 3,319,967 shares outstanding at 02/28/06, including 20,222 shares which may be acquired upon exercise of warrants) (See Item 4)
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 03073H108	Page 4 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Performance Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 235,263 (See Item 4)
	6	SHARED VOTING POWER NONE
	7	SOLE DISPOSITIVE POWER 235,263 (See Item 4)
	8	SHARED DISPOSITIVE POWER NONE
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,263 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0% (based on 3,346,798 shares outstanding at 02/28/06, including 47,053 shares which may be acquired upon exercise of warrants) (See Item 4)
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP No. 03073H108	Page 5 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Performance Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 101,112 (See Item 4)
	6	SHARED VOTING POWER NONE
	7	SOLE DISPOSITIVE POWER 101,112 (See Item 4)
	8	SHARED DISPOSITIVE POWER NONE
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,112 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0% (based on 3,319,967 shares outstanding at 02/28/06, including 20,222 shares which may be acquired upon exercise of warrants) (See Item 4)
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP No. 03073H108	Page 6 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Brian Warner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 336,375 (See Item 4)
	6	SHARED VOTING POWER NONE
	7	SOLE DISPOSITIVE POWER 336,375 (See Item 4)
	8	SHARED DISPOSITIVE POWER NONE
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,375 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (based on 3,367,020 shares outstanding at 02/28/06, including 67,275 shares which may be acquired upon exercise of warrants) (See Item 4)
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 03073H108	Page 7 of 12

Item 1(a).	Name of Issuer:

Ameritrans Capital Corporation, a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

747 Third Avenue, 4th Floor

New York, New York 10017

Items 2(a),

(b) and (c).             Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Amendment No. 1 to Schedule 13G is being filed on behalf of (i) Performance Capital, L.P., a New York limited partnership (“PC I”); (ii) Performance Capital II, L.P., a New York limited partnership (“PC II”); (iii) Performance Capital, LLC, a New York limited liability company (PC LLC”); (iv) Performance Management, LLC, a New York limited liability company (“PM LLC”); and (v) Brian Warner, a citizen of the United States (“BW”, together with PC I, PC II, PC LLC and PM LLC, the “Group” each member of the Group being hereinafter referred to individually as a “Member” and collectively as “Members”).

PC LLC is the sole general partner of PC I and BW is a member and the sole manager of PC LLC. PM LLC is the sole general partner of PC II and BW is a member and the sole manager of PM LLC. The address of the principal office of each of PC I, PC II, PC LLC, PM LLC and BW is 767 Third Avenue 16th Floor, New York, NY 10017.

The Members have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Members have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share, of the Issuer (the “Ameritrans Common Shares”).

Item 2(e).	CUSIP Number:

No. 03073H108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

SCHEDULE 13G

CUSIP No. 03073H108	Page 8 of 12

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Group beneficially owns 336,375 Ameritrans Common Shares.

(b)	Percent of Class:

Based on 3,367,020 Ameritrans Common Shares outstanding as of February 28, 2006, the Group holds approximately 9.9% of the issued and outstanding Ameritrans Common Shares.1

(c)	Number of shares to which such person has:

(i) Sole power to vote or direct the vote: 336,375

(ii)	Shared power to vote or direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 336,375

(iv)	Shared power to dispose of or direct the disposition of: None

As of Febraury 28, 2006, PC I owns (i) 188,210 Ameritrans Common Shares and (ii) warrants to acquire 47,053 Ameritrans Common Shares, exercisable for a period of five years from the date of issuance, with such Ameritrans Common Shares to have an exercise price of $6.44 per share (the “PC I Warrants”). Each of PC LLC, in its capacity as general partner of PC I, and BW, in his capacity as manager of PC LLC, all of whom may be deemed a beneficial owner of the Ameritrans Common Shares held by PC I and the Ameritrans Common Shares underlying the PC I Warrants, disclaim beneficial ownership of the reported securities except to the extent of each of their respective pecuniary interests therein.

As of February 28, 2006, PC II owns (i) 80,890 Ameritrans Common Shares and (ii) warrants to acquire 20,222 Ameritrans Common Shares, exercisable for a period of five years from the date of issuance, with such Ameritrans Common Shares to have an exercise price of $6.44 per share (the “PC II Warrants”). Each of PM LLC, in its capacity as general partner of PC II, and BW, in his capacity as manager of PM LLC, all of whom may be deemed a beneficial owner of the shares of Ameritrans Common Shares held by PC II and the Ameritrans Common Shares underlying the PC II Warrants, disclaim beneficial ownership of the reported securities except to the extent of each of their respective pecuniary interests therein.

_________________________

            1Pursuant to Rule 13d-3(d)(1)(i)(D), the 3,367,020 Ameritrans Common Shares outstanding as of February 28, 2006 include 67,275 shares which may be acquired by the Group through the exercise of the warrants described in Item 4(c).

SCHEDULE 13G

CUSIP No. 03073H108	Page 9 of 12

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 03073H108	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 6, 2006

PERFORMANCE CAPITAL, L.P.

By: Performance Capital, LLC,

its general partner

By: /s/ Brian Warner

Brian Warner, Manager

PERFORMANCE CAPITAL II, L.P.

By: Performance Management, LLC,

its general partner

By: /s/ Brian Warner

Brian Warner, Manager

PERFORMANCE CAPITAL, LLC

By: /s/ Brian Warner

Brian Warner, Manager

PERFORMANCE MANAGEMENT, LLC

By: /s/ Brian Warner

Brian Warner, Manager

BRIAN WARNER

/s/ Brian Warner

SCHEDULE 13G

CUSIP No. 03073H108	Page 11 of 12

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT made as of this 19th day of December, 2005 by and among PERFORMANCE CAPITAL, L.P., a New York limited partnership ("PC I"); PERFORMANCE CAPITAL II, L.P., a New York limited partnership ("PC II"); PERFORMANCE CAPITAL, LLC, a New York limited liability company (PC LLC”); PERFORMANCE MANAGEMENT, LLC, a New York limited liability company (“PM LLC”); and BRIAN WARNER (“BW”).

WHEREAS, PC I, PC II, PC LLC, PM LLC and BW collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $0.0001 par value of Ameritrans Capital Corporation (“Ameritrans Common Shares”), a Delaware corporation; and

WHEREAS, pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13G with the Securities and Exchange Commission ("SEC").

NOW, THEREFORE, the parties agree as follows:

1.           The parties agree to jointly file a Schedule 13G with the SEC regarding the beneficial ownership of Ameritrans Common Shares and to file any and all amendments and supplements thereto, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

2.           The parties agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3.           This Joint Filing Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

SCHEDULE 13G

CUSIP No. 03073H108	Page 12 of 12

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement as of the date first above written.

PERFORMANCE CAPITAL, L.P.

By: Performance Capital, LLC,

its general partner

By: /s/ Brian Warner

Brian Warner, Manager

PERFORMANCE CAPITAL II, L.P.

By: Performance Management, LLC,

its general partner

By: /s/ Brian Warner

Brian Warner, Manager

PERFORMANCE CAPITAL, LLC

By: /s/ Brian Warner

Brian Warner, Manager

PERFORMANCE MANAGEMENT, LLC

By: /s/ Brian Warner

Brian Warner, Manager

BRIAN WARNER

/s/ Brian Warner